ChampionsGate Acquisition Corporation

May 5, 2025

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ChampionsGate Acquisition Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed March 27, 2025

File No. 333-283689

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated April 4, 2025 (the “Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Amendment No. 3 to the Registration Statement on Form S-1 via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Registration Statement on Form S-1 filed March 27, 2025

Description of Securities

Ordinary Shares, page 141

1.	We refer to your statement on page 143 that if you seek shareholder approval of your initial business combination, you will complete your initial business combination only if you obtain the approval of a special resolution under Cayman Islands law, which requires an affirmative vote of not less than two-thirds of the voting rights held by shareholders. Please reconcile this disclosure with that on page 27 that if you seek shareholder approval of the initial business combination, only a majority of the issued and outstanding shares must be voted in favor. Please ensure that your disclosure regarding the number and percentage of public shares needed to be voted in favor of a transaction, (i) assuming only a quorum is present and voted, or (ii) assuming all issued and outstanding shares are present and voted, properly reflects the reconciled disclosure.

Response: In response to the Staff’s Comment, we confirm that in the case that we seek shareholder approval of the initial business combination, it will require an ordinary resolutions, which under Cayman Islands law and the second amended and restated memorandum and articles of associations of the Company, require a majority of the issued and outstanding shares who vote in person or by proxy. We have therefore clarified the disclosure on pages 141 and 143 of the Amended S-1. In addition, we have also refiled the form of the second amended and restated memorandum and articles of association as Exhibit 3.3, which are consistent with the disclosure in the Amended S-1.

Notes to Financial Statements, page F-7

2.	Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and advise or revise accordingly.

Response: In response to the Staff’s Comment, we have revised the disclosure on page F-11 of the Amended S-1.

Exhibits

3.	Please have counsel revise the legal opinion filed as Exhibit 5.1 to cover the Class A ordinary shares that may be issued upon conversion of the rights and to cover the representative shares.

Response: In response to the Staff’s Comment, we confirm that the opinion previously filed already covers the Class A ordinary shares that may be issued upon conversion of the rights. However, we have further refined the defined terms and refiled the opinion to further clarify the securities covered by the opinion, along with the representative shares.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Bala Padmakumar
Bala Padmakumar

cc:	Arila E. Zhou, Esq.
Robinson & Cole LLP